Management’s Discussion and Analysis
For the three and six months ended June 30, 2022
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2022 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of August 3, 2022. This discussion covers the three and six months ended June 30, 2022 (“Q2 2022” or the “Quarter” and “H2 2022”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A, as well as the risks and uncertainties discussed in the Company’s 2021 Annual Information Form dated March 24, 2022 for the year ended December 31, 2021 and its Management Information Circular dated March 23, 2022 for the year ended December 31, 2021, both of which are filed on SEDAR and EDGAR.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.
Throughout this MD&A, the operational and financial results of the assets acquired in the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Acquisition”) are included from April 7, 2021 onward.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

BUSINESS OVERVIEW
Operations description
Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has grown quickly from a single-asset developer to a multi-asset gold producer with six operating gold mines, a mine in commissioning, and a mine in construction at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas. At the date of this MD&A, the Company has two properties in the United States, one property in Mexico, four in Brazil and one in Canada. The Company’s operating gold mines, all of which are 100% owned, are the Mesquite Mine (“Mesquite”) and the Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), the Fazenda Mine (“Fazenda”) and the RDM Mine (“RDM”) in Brazil. The Santa Luz Mine (“Santa Luz”) in Brazil poured first gold on March 30, 2022 and is ramping up to commercial production. The Company also has a 60% interest in the Greenstone Project (“Greenstone”) in Canada, which is in construction. In Q4 2021, the Company entered into an agreement to sell its Mercedes Mine in Mexico which was completed on April 21, 2022. Gold produced and capital spent at Mercedes before the transaction closed are attributable to Equinox Gold and reported as such in the Q2 2022 results and discussion.
Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2022
Operational
•Produced 120,813 oz of gold during the Quarter; sold 120,395 oz of gold at an average realized gold price of $1,856 per oz
•Total cash costs of $1,482 per oz and AISC of $1,657 per oz(1)(2)
•Total recordable injury frequency rate of 3.21 per million hours worked on a rolling 12-month basis, with two lost-time injuries during the Quarter
•Temporarily suspended operations at RDM and withdrew RDM’s guidance on May 16, 2022 as the result of a permitting delay for a scheduled tailings storage facility (“TSF”) raise; the permit was received on May 27, 2022, the TSF raise is underway and operations resumed in early July
Earnings
•Earnings from mine operations of $17.0 million
•Net loss of $78.7 million or $(0.26) per share
•Adjusted net loss(1) of $47.9 million or $(0.16) per share, after adjusting for certain non-cash expense items(3)
Financial
•Cash flow from operations before changes in non-cash working capital of $16.4 million ($26.9 million cash flow used in operations after changes in non-cash working capital)
•Adjusted EBITDA(1)(3) of $24.1 million
•Expenditures of $18.0 million in sustaining capital and $134.2 million in non-sustaining capital(1)
•Cash and cash equivalents (unrestricted) of $159.7 million at June 30, 2022
◦In April 2022, received $75 million on closing of the sale of Mercedes and $40 million on exercise of Solaris Resources Inc. (“Solaris”) warrants issued by the Company
•Net debt(1) of $472.2 million at June 30, 2022

(1)Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in the pre-commercial production phase and has not yet achieved commercial production.

(3)Primary adjustments for the three months ended June 30, 2022 were $39.6 million loss on change in fair value of share purchase warrants, $17.3 million unrealized gain on gold contracts, $6.2 million unrealized loss on foreign exchange contracts, $7.9 million unrealized foreign exchange gain, and a $5.9 million share of net loss on investment in associate.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2022 (CONTINUED)
Construction, development and exploration
•Continued ramp up and commissioning at Santa Luz with the expectation of achieving commercial production in Q3 2022
•Advanced Greenstone construction
◦More than 1 million work hours complete with no lost-time injuries
◦On schedule to pour gold in the first half of 2024, 35% complete at July 22, 2022
◦On budget, with 56% of total capital costs contracted and 26% ($315 million) of total construction budget spent at June 30, 2022 (100% basis)
◦Independent quantitative risk assessment confirmed the validity of the schedule and construction budget, as announced on October 27, 2021, based on detailed engineering and construction progress
◦Construction progress is discussed in the Development Projects section of this MD&A and documented in the Greenstone photo gallery on Equinox Gold’s website at www.equinoxgold.com
•Exploration drilling in the 70-km-long greenstone belt that hosts Fazenda and Santa Luz identified multiple near-mine and regional discoveries that highlight potential additions to Mineral Reserves and Mineral Resources
Corporate
•Closed the sale of Mercedes on April 21, 2022 to Bear Creek Mining Corporation (“Bear Creek”) and received a cash payment of $75 million, a deferred cash payment of $25 million due within six months of the date of the close of the sale, a 2% net smelter return on Mercedes production and 24.73 million shares of Bear Creek
•Received $40 million (C$50 million) and transferred five million shares of the Company’s investment in Solaris following the exercise of warrants the Company had granted on April 28, 2021
•Acquired 1 million shares of Solaris at C$6.75 per share on exercise of share purchase warrants. Following the exercise of the share purchase warrants, the Company owns 13.8 million shares (12.2% interest on a basic basis) of Solaris
•Published the Company’s 2021 Environmental, Social and Government (“ESG”) report summarizing 2021 ESG performance and 2022 targets, launched a new ESG website portal and held an ESG-focused investor call
•Partnered with Sandstorm Gold Royalties Ltd. to create Sandbox Royalties Corp., a new metals royalty company
◦Contributed a portfolio of royalties and a note receivable for consideration of $28.4 million in common shares of Sandbox Royalties
◦Invested $3.3 million in the initial financing to hold a total of 58.1 million common shares of Sandbox Royalties (34.4% interest on a basic basis) as a corporate investment

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

RECENT DEVELOPMENTS
•Updated production and cost guidance:
◦Production estimated at 550,000 to 615,000 oz of gold with cash costs of $1,200 to $1,250 per oz and AISC of $1,470 to $1,530 per oz sold
◦AISC includes $171 million of sustaining capital across the sites with non-sustaining capital of $539 million, allocated primarily to Greenstone construction ($348 million)
•In July 2022, increased the Company’s liquidity by amending its credit facilities
◦Increased the revolving credit facility (“Revolving Facility”) from $400 million to $700 million
▪$73.3 million of outstanding principal balance under the term loan rolled into Revolving Facility, eliminating need for principal payments through mid-2026
▪$100 million of Revolving Facility drawn in July 2022; $227 million of Revolving Facility undrawn as of the date of this MD&A(1)
◦Added a $100 million uncommitted accordion feature
◦Extended the maturity from March 8, 2024 to July 28, 2026 with the ability to request a one-year extension
◦Decreased borrowing costs by reducing Revolving Facility interest rate by an average of 25 to 50 basis points
•In August 2022, announced that Greg Smith, currently President of Equinox Gold, will succeed Christian Milau as Chief Executive Officer and a Director of Equinox Gold effective September 1, 2022

(1)Future draws of the Revolving Facility are subject to customary security registration updates that are expected to take approximately 90 days to complete

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gold produced	oz	120,813	117,452	122,656	238,265	251,919
Gold sold	oz	120,395	119,324	124,712	239,719	253,268
Average realized gold price	$/oz	1,856	1,862	1,806	1,859	1,796
Cash costs per oz sold(1)(2)	$/oz	1,482	1,237	1,089	1,358	1,115
AISC per oz sold(1)(2)(3)	$/oz	1,657	1,577	1,383	1,616	1,433
Financial data
Revenue	M$	224.6	223.2	226.2	447.8	455.9
Earnings from mine operations	M$	17.0	28.5	41.3	45.5	85.5
Net (loss) income	M$	(78.7)	(19.8)	403.7	(98.5)	454.0
(Loss) earnings per share	$/share	(0.26)	(0.07)	1.37	(0.33)	1.69
Adjusted EBITDA(1)	M$	24.1	43.4	51.9	67.2	112.8
Adjusted net loss(1)	M$	(47.9)	(23.9)	(0.8)	(72.0)	(4.0)
Adjusted EPS(1)	$/share	(0.16)	(0.08)	—	(0.24)	(0.02)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	159.7	151.2	333.9	159.7	333.9
Net debt(1)	M$	472.2	385.1	215.6	472.2	215.6
Operating cash flow before changes in non-cash working capital	M$	16.4	33.5	31.6	49.9	93.6
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in pre-commercial production and has not yet achieved commercial production.
(3)AISC per oz sold excludes corporate general and administration expenses.
(4)Numbers in tables throughout this MD&A may not sum due to rounding.
The Company sold fewer gold ounces for the three and six months ended June 30, 2022 compared to the comparative periods of 2021. The decrease was mainly driven by decreased production at Aurizona and RDM and by lower gold sales at Mercedes, as the operation was sold on April 21, 2022. Lower gold production at Aurizona was in part due to processing stockpile ore with lower gold grades as high rainfall impeded access to higher-grade ore from the Piaba open pit. Lower gold production at RDM was mainly due to the temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise. These reductions were partially offset by increased production at Mesquite and Los Filos and the contribution of pre-commercial production from Santa Luz. Higher gold production at Mesquite was due to mining the core of the Brownie ore body, resulting in higher grades and a lower strip ratio. Higher gold production at Los Filos was due to more recoverable ounces placed due to better grades from the open pit. Although there was a contribution of gold from pre-commercial production at Santa Luz, the ramp up was slower than anticipated due to modifications required to handle resin-in-leach processing at an industrial scale, rectification of some piping and leach tank issues following construction, and also working to achieve a steady blend of ore feed. Commercial production at Santa Luz is expected in Q3 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
In Q2 2022, earnings from mine operations were $17.0 million (Q2 2021 - $41.3 million) and for the six months ended June 30, 2022 were $45.5 million (six months ended June 30, 2021 - $85.5 million). Earnings from mine operations were impacted by lower gold production, higher operating costs due to supply constraints, and inflationary pressures, particularly from increased prices of oil and consumables that impacted input prices. The Company incurred a net loss in Q2 2022 of $78.7 million (Q2 2021 - net income of $403.7 million) and a net loss for the six months ended June 30, 2022 of $98.5 million (six months ended June 30, 2021 - net income of $454.0 million). The net losses were impacted by lower earnings from mine operations and a loss on the change in fair value of share purchase warrants compared to a gain during the comparative periods of 2021. Results for the comparative periods of 2021 were also impacted by a $186.1 million gain on reclassification of investment in Solaris, a $81.4 million gain on bargain purchase of Premier, a $50.3 million gain on sale of partial interest in Solaris and a $45.4 million gain on the sale of the Pilar mine.
In Q2 2022, adjusted EBITDA was $24.1 million (Q2 2021 - $51.9 million) and for the six months ended June 30, 2022 was $67.2 million (six months ended June 30, 2021 - $112.8 million). In Q2 2022, adjusted net loss was $47.9 million (Q2 2021 - adjusted net loss of $0.8 million) and for the six months ended June 30, 2022 was $72.0 million (six months ended June 30, 2021 - adjusted net loss of $4.0 million). Adjusted EBITDA and adjusted net loss were impacted by lower earnings from mine operations compared to the comparative periods of 2021.

Sustaining(1) and non-sustaining(1) capital expenditures
	Three months ended June 30, 2022		Six months ended June 30, 2022
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining
USA
Mesquite(2)	$6.8	$2.1	8.1	3.7
Castle Mountain	3.6	0.9	10.1	3.0
Mexico
Los Filos(3)	2.4	16.2	7.2	29.5
Mercedes	1.4	0.2	6.9	0.4
Brazil
Aurizona(3)	—	0.6	15.0	0.8
Fazenda(3)	3.1	0.1	6.3	0.2
RDM(3)	0.5	7.6	1.5	20.5
Santa Luz(2)	—	19.6	—	39.9
Canada
Greenstone(4)	—	86.8	—	126.9
Total sustaining and non-sustaining capital expenditures	$18.0	$134.2	$55.0	$224.9
(1)Sustaining capital and non-sustaining capital expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Non-sustaining capital for Mesquite for the three and six months ended June 30, 2022 excludes $3.0 million and $6.1 million, respectively, for lease payments for haul trucks, which are considered a non-sustaining capital addition. Non-sustaining capital for Santa Luz for the three and six months ended June 30, 2022 excludes $0.7 million and $1.0 million, respectively, for lease payments classified as non-sustaining until commercial production is achieved.
(3)For the three months ended June 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $0.6 million, $0.5 million, $1.2 million, $0.1 million, and $2.1 million, respectively, of exploration costs expensed. For the six months ended June 30, 2022, non-sustaining capital for Aurizona, Fazenda, RDM, Los Filos and Santa Luz excludes $1.0 million, $0.7 million, $2.0 million, $0.2 million, and $2.6 million, respectively, of exploration costs expensed.
(4)Capital expenditures at Greenstone represent the Company’s 60% ownership of the project.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

2022 GUIDANCE
The Company has updated its 2022 production and cost guidance to reflect the disruption to mining and operations at RDM, a longer-than-expected ramp-up at Santa Luz that has prolonged pre-commercial production and further inflation of approximately 6% on a consolidated basis.

	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1)(2)	Sustaining Capital (M$)(1)(3)	Non-sustaining Capital (M$)(1)(4)
USA
Mesquite	120,000 - 130,000	$1,010 - $1,050	$1,270 - $1,310	$38	$23
Castle Mountain	25,000 - 35,000	$1,130 - $1,160	$1,550 - $1,620	$14	$9
Mexico
Los Filos	155,000 - 170,000	$1,620 - $1,670	$1,800 - $1,840	$30	$63
Brazil
Aurizona	120,000 - 130,000	$900 - $940	$1,370 - $1,410	$61	$10
Fazenda	60,000 - 65,000	$1,050 - $1,080	$1,250 - $1,290	$14	$10
RDM	25,000 - 30,000	$1,750 - $1,780	$2,000 - $2,060	$9	$25
Santa Luz	45,000 - 55,000	$1,000 - $1,050	$1,120 - $1,190	$5	$52
Canada
Greenstone	—	—	—	—	$348
Total(5)	550,000 - 615,000	$1,200 - $1,250	$1,470 - $1,530	$171	$539
(1)Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes
(2)Exchange rates used to forecast 2022 AISC include a rate of BRL 5:00 to USD 1 and MXN 19.0 to USD 1
(3)Sustaining capital includes asset retirement obligation, amortization, accretion and sustaining exploration expenditures
(4)Non-sustaining capital includes non-sustaining exploration expenditures
(5)Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding
Guidance for RDM was withdrawn on May 16, 2022 to reflect the disruption to operations in both Q1 and Q2 2022, as previously mentioned. RDM guidance has been updated to reflect these disruptions and also to reflect a change to the mine plan to defer waste stripping and instead focus on the processing of low-grade stockpiles while the TSF raise is completed and water in the open pit is pumped out and evaporated. RDM was in the midst of a waste stripping campaign at the time of the suspension of operations in May. The current plan of operations minimizes cash outflow while the TSF raise is completed and during a period in which Greenstone is in a high capital expenditure phase, while maintaining the long-term value of RDM. Low-grade dumps are sufficient to sustain operations for approximately two years, albeit resulting in lower gold production.
The Santa Luz ramp up has been slower than anticipated and resulted in lower gold production during the period than expected. The longer ramp up was due to modifications required to handle resin-in-leach processing at an industrial scale, rectification of some piping and leach tank issues following construction, and also working to achieve a steady blend of ore feed. See Development Projects section for discussion of throughput and recoveries, which are approaching expected levels in Q3 2022. Los Filos production guidance has been lowered slightly to reflect a delay in accessing higher-grade ore zones in the Bermejal underground.
Guidance for the other mines remains as originally disclosed on January 25, 2022. As a result, consolidated production for 2022 is forecast at 550,000 to 615,000 oz of gold (compared to the original forecast of 625,000 to 710,000 oz of gold).
Cost escalation for certain consumables during the first half of 2022, including diesel, cyanide and grinding media, and lower grades processed than projected, has resulted in increased cash costs at several of the Company’s mines. As a result, although production is expected to increase at all of the mines in the second half of the year, guidance for cash costs and AISC per oz has been increased at all of the mines with the exception of Mesquite. Updated consolidated cash costs are estimated at $1,200 to $1,250 per oz with AISC of $1,470 to $1,530 per oz sold (compared to the original forecast of $1,080 to $1,140 per oz cash costs with AISC of $1,330 to $1,415 per oz of gold sold).
Sustaining capital guidance has decreased principally due to the delayed Santa Luz commercial production which has resulted in some sustaining capital being reclassified as non-sustaining capital and an updated mine plan at Mesquite that anticipates less deferred stripping. Despite the reduction to sustaining capital, an increase in cash costs per oz due to cost escalation, and changes to mine sequences driving weaker than expected production, are reflected in a 10% increase to the AISC per oz guidance range. Non-sustaining capital guidance is generally consistent with previous guidance with the exception of Santa Luz, where modifications to the plant have resulted in an additional estimated $20 million of non-sustaining capital. In addition, Greenstone will spend more in 2022 on plant and mill buildings in part due to steel price inflation, although these increases have been offset by cost reductions in other areas and there is no change to the overall construction budget. Planned sustaining and non-sustaining capital expenditures are described in more detail in the Outlook section for each mine in Operations.
The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in Q4 2018.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined and stacked on leach pad	kt	6,134	2,057	2,385	8,191	2,730
Waste mined	kt	6,827	14,053	12,627	20,880	27,376
Open pit strip ratio	w:o	1.11	6.83	5.29	2.55	10.03
Average gold grade stacked to leach pad	g/t	0.48	0.30	0.38	0.43	0.37
Gold produced	oz	34,515	17,050	24,185	51,565	47,332
Gold sold	oz	34,515	17,050	24,509	51,565	47,579
Financial data
Revenue	M$	63.7	31.7	44.8	95.4	86.2
Cash costs(1)	M$	34.0	17.9	24.3	51.9	46.9
Sustaining capital(1)	M$	6.8	1.2	12.6	8.1	34.4
Reclamation expenses	M$	0.6	0.4	0.4	1.0	0.9
Total AISC(1)	M$	41.4	19.5	37.3	61.0	82.2
AISC contribution margin(1)	M$	22.2	12.2	7.5	34.4	3.9
Non-sustaining expenditures(1)	M$	5.1	4.6	4.3	9.8	8.1
Mine free cash flow(1)	M$	17.1	7.6	3.2	24.6	(4.2)
Unit analysis
Realized gold price per oz sold	$/oz	1,845	1,856	1,826	1,849	1,811
Cash costs per oz sold(1)	$/oz	986	1,047	990	1,006	987
AISC per oz sold(1)	$/oz	1,202	1,142	1,520	1,182	1,729
Mining cost per tonne mined	$/t	1.78	1.35	1.37	1.55	1.41
Processing cost per tonne processed	$/t	1.96	3.86	3.99	2.44	7.03
G&A cost per tonne processed	$/t	0.65	1.86	1.53	0.95	2.74
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, Mesquite produced 34,515 ounces of gold (Q2 2021 - 24,185 ounces) at an AISC of $1,202 per oz (Q2 2021 - $1,520 per oz). The Company sold 34,515 ounces (Q2 2021 - 24,509 ounces) at an average realized gold price of $1,845 per oz (Q2 2021 - $1,826 per oz), recognizing revenue of $63.7 million (Q2 2021 - $44.8 million) for the Quarter.
During Q2 2022, the Company mined the main part of the Brownie ore body, achieving a lower strip ratio and higher grades than in Q2 2021. Ounces poured during the Quarter reflect the higher amount of recoverable ounces placed compared to Q2 2021, mainly because waste stripping in Q2 2021 continued until late in the quarter. Mining costs increased in Q2 2022 as volumes of ore mined were more than twice the volumes of Q2 2021, with ore hauls being longer and more energy intensive than waste hauls. The Company also experienced higher diesel prices which reached over $5 per gallon during Q2 2022. Processing and G&A unit costs were lower for the three and six months ended June 30, 2022 compared to the comparative periods in 2021 principally due to increased ore volumes. AISC per oz sold decreased for the three and six months ended June 30, 2022 compared to the comparative periods in 2021 principally due to an increase in ounces placed and sold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Exploration and development
Exploration drilling during the Quarter totalled 7,613 metres (“m”) of reverse circulation (“RC”) drilling including 4,741 m of infill and step-out drilling at the Vista West target, 1,372 m of exploratory drilling between the Vista East (“VE”) and Rainbow deposits, and 1,500 m of step-out drilling targeting the Brownie West area.
During the Quarter, the Company spent $6.8 million of sustaining capital related primarily to stripping of the VE pit. Sustaining capital in 2021 related primarily to capitalized stripping of Brownie. Non-sustaining expenditures during the Quarter were $2.1 million for Vista West and Vista East targets which are expected to add to future production, and $3.0 million in lease payments for the new haul trucks.
Outlook
Mesquite production for 2022 is estimated at 120,000 to 130,000 ounces of gold, with approximately 60% of production expected in the second half of the year (unchanged from original production guidance). While Mesquite has also experienced inflationary pressures, the increase in forecast ounces stacked has resulted in a decrease to full-year cost guidance. Cash costs are estimated at $1,010 to $1,050 per oz and AISC at $1,270 to $1,310 per oz (compared to original guidance for cash costs of $1,050 to $1,100 per oz and AISC at $1,450 to $1,500 per oz).
Stripping for the current mining phase was completed in the Brownie open pit during Q1 2022. Brownie is positioned to be the primary ore source for the remainder of 2022 and ore coming from the pit is meeting expectations. In addition, an injection leaching program was recently completed to target ounces in areas of the heap leach pads that have not been effectively leached in the past. Stripping of the VE pit is underway to prepare this area as a 2023 ore source. Permitting continues for both exploration drilling and leach pad expansion.
Forecast AISC at Mesquite in 2022 includes estimated sustaining capital of $38 million related primarily to a $32 million stripping program to open up the VE pit. Non-sustaining growth capital of $23 million includes $12 million in lease payments for the truck fleet and $6 million for exploration with the objective of converting Mineral Resources to Mineral Reserves in the Brownie, VE and Rainbow pits.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021 Equinox Gold completed a feasibility study for a proposed Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined and stacked to leach pad	kt	818	1,395	1,156	2,213	2,392
Waste mined	kt	467	161	373	628	597
Open pit strip ratio	w:o	0.57	0.12	0.32	0.28	0.25
Average gold grade stacked to leach pad	g/t	0.32	0.31	0.49	0.32	0.42
Gold produced	oz	6,779	5,231	6,124	12,011	9,040
Gold sold	oz	6,779	5,243	6,297	12,023	9,346
Financial data
Revenue	M$	12.5	9.9	11.4	22.4	16.9
Cash costs(1)	M$	7.6	5.7	5.2	13.4	8.4
Sustaining capital(1)	M$	3.6	6.5	1.2	10.1	3.5
Reclamation expenses	M$	0.0	0.0	0.0	0.1	0.1
Total AISC(1)	M$	11.2	12.2	6.4	23.6	12.0
AISC contribution margin(1)	M$	1.3	(2.4)	5.0	(1.1)	4.9
Non-sustaining expenditures(1)	M$	0.9	2.1	2.7	3.0	5.0
Mine free cash flow(1)	M$	0.4	(4.5)	2.3	(4.1)	(0.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,846	1,880	1,817	1,861	1,804
Cash costs per oz sold(1)	$/oz	1,125	1,095	828	1,112	899
AISC per oz sold(1)	$/oz	1,665	2,338	1,026	1,958	1,282
Mining cost per tonne mined	$/t	3.76	3.44	3.12	3.59	3.02
Processing cost per tonne processed	$/t	5.58	2.58	1.96	3.69	1.53
G&A cost per tonne processed	$/t	3.20	1.33	0.64	2.02	1.04
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, Castle Mountain produced 6,779 ounces of gold (Q2 2021 - 6,124 ounces) at an AISC of $1,665 per oz (Q2 2021 - $1,026 per oz). The Company sold 6,779 ounces (Q2 2021 - 6,297 ounces) of gold at an average realized price of $1,846 per oz (Q2 2021 - $1,817 per oz), recognizing revenue of $12.5 million (Q2 2021 - $11.4 million) for the Quarter.
The increase in production for the three and six months ended June 30, 2022 compared to the comparative periods in 2021 reflects efforts to resolve percolation issues by converting the processing method to crush and agglomeration with conveyor transport of crushed ore to the leach pad for stacking. In Q2 2022 the first ore was processed utilizing the new crush and agglomeration circuit, with over half of the ore processed in Q2 2022 being crushed, and processing unit costs increased in Q2 2022 due to the commencement of crushing and conveying. AISC per oz sold increased in Q2 2022 compared to Q2 2021 primarily due to the continued construction of leach pad 1B and the increase in processing costs. Construction of the leach pad was completed in Q2 2022 and is expected to accommodate the remainder of the Phase 1 operations ore. For 2022 year to date there has been a 2,987 ounce drawdown from the heap leach pad, whereas at the same time in 2021 there was a 4,013 ounce build of inventory on the heap leach pad.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Exploration and development
No exploration drilling occurred at Castle Mountain during the Quarter. Exploration expenditures in Q2 2022 at Castle Mountain totalled $0.5 million.
Sustaining capital expenditures in Q2 2022 were $3.6 million for completion of the leach pad expansion. Non-sustaining capital expenditures in Q2 2022 were $0.9 million, primarily related to Phase 2 permitting and optimization.
Outlook
Castle Mountain production for 2022 is estimated at 25,000 to 35,000 ounces of gold with cash costs of $1,130 to $1,160 per oz and AISC of $1,550 to $1,620 per oz (production guidance is unchanged; original cost guidance was cash costs of $1,150 to $1,200 per oz with AISC at $1,475 to $1,525 per oz).
Castle Mountain has begun crushing, agglomerating and conveying ore to be stacked on the leach pad to improve the permeability of the stacked ore and enhance the leach cycle. While operating costs are expected to increase as the result of the crushing and agglomeration, the increase in costs is expected to be offset by improved recoveries and increased production.
Forecast AISC at Castle Mountain in 2022 includes estimated sustaining capital of $14 million, which includes $10 million for the completion of leach pad phase 1B which is expected to have sufficient capacity for the rest of Phase 1 operations. AISC for H2 2022 without the leach pad phase 1B construction costs is estimated to be approximately $1,340 per oz. Non-sustaining growth capital of $9 million at Castle Mountain in 2022 includes $7 million for Phase 2 permitting optimization studies and metallurgical test work. The Phase 2 permit amendment application was submitted on March 11, 2022. The Company expects the initial lead agency application review to run through most of 2022 and that by the end of 2022, both agencies will jointly determine the appropriate level of state and federal environmental review required to advance the permitting process (i.e., an Environmental Assessment or an Environmental Impact Statement/Report). The resulting environmental review process and public input process is anticipated to begin by early 2023.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise three open pits (Los Filos, Bermejal and Guadalupe), two underground mines (Los Filos and Bermejal) and secondary recovery from previously leached ores. Ore from the deposits is currently processed using heap leach recovery.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined - open pit	kt	1,342	1,386	1,141	2,728	1,912
Waste mined - open pit	kt	13,832	14,000	8,579	27,832	19,120
Open pit strip ratio	w:o	10.31	10.10	7.52	10.20	10.00
Average open pit gold grade	g/t	0.85	0.67	0.56	0.76	0.47
Ore mined - underground	kt	141	147	116	288	249
Average underground gold grade	g/t	2.95	3.08	3.19	3.02	3.36
Tonnes processed	kt	1,536	1,527	1,970	3,063	3,119
Ore re-handled for secondary leaching	kt	—	—	798	—	2,312
Gold produced	oz	31,743	38,856	27,079	70,598	56,526
Gold sold	oz	31,734	38,471	27,955	70,205	56,554
Financial data
Revenue	M$	59.4	71.5	50.6	130.9	101.3
Cash costs(1)	M$	64.8	62.9	48.6	127.7	105.4
Sustaining capital(1)	M$	2.4	4.8	7.0	7.2	13.1
Reclamation expenses	M$	0.7	0.6	0.8	1.3	1.6
Total AISC(1)	M$	67.9	68.3	56.4	136.2	120.1
AISC contribution margin(1)	M$	(8.5)	3.1	(5.8)	(5.4)	(18.8)
Care and maintenance	M$	—	—	6.7	—	7.8
Non-sustaining expenditures(1)	M$	16.3	13.4	14.4	29.6	30.5
Mine free cash flow(1)	M$	(24.8)	(10.3)	(26.9)	(35.0)	(57.1)
Unit analysis
Realized gold price per oz sold	$/oz	1,850	1,861	1,804	1,856	1,787
Cash costs per oz sold(1)	$/oz	2,043	1,635	1,738	1,820	1,864
AISC per oz sold(1)	$/oz	2,141	1,776	2,016	1,941	2,125
Mining cost per tonne mined - open pit	$/t	1.78	1.50	1.48	1.64	1.37
Mining cost per tonne mined - underground	$/t	112.97	96.01	84.32	104.32	90.59
Processing cost per tonne processed	$/t	11.57	12.62	6.68	12.09	7.01
G&A cost per tonne processed	$/t	4.50	5.45	1.85	4.97	2.07
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, Los Filos produced 31,743 ounces of gold (Q2 2021 - 27,079 ounces) at an AISC of $2,141 per oz (Q2 2021 - $2,016 per oz). The Company sold 31,734 ounces (Q2 2021 - 27,955 ounces) at an average realized price of $1,850 per oz (Q2 2021 - $1,804 per oz), recognizing revenue of $59.4 million (Q2 2021 - $50.6 million) for the Quarter.
Production and cost performance are in line with 2022 expectations given the underground development underway in Bermejal and the waste stripping program in the Los Filos open pit. Production increased for the three and six months ended June 30, 2022 compared to the comparative periods in 2021, reflecting more recoverable ounces placed due to better grades from the open pit. In Q2 2022 the Los Filos open pit strip program continued with 7.7 million tonnes moved, while the Guadalupe open pit was the main source of ounces placed with a strip ratio of 5.2:1. Development work continues for the Bermejal underground mine to access higher-grade ore. The unit cost for underground mining in 2022 has risen compared

Management’s Discussion and Analysis For the three and six months ended June 30, 2022 to prior periods as Bermejal development has become the major underground focus. Underground mining unit costs at Bermejal are higher than Los Filos underground development due to the nature of the working conditions. Processing unit costs for the six months ended June 30, 2022 increased compared to the comparative period of 2021 primarily due to a lower volume of ore processed, including no ore-rehandling in 2022. AISC per oz sold was comparable to Q2 2021 reflecting a higher proportion of waste tonnes and lower than expected grade of ore, which resulted in a $11.1 million write-down of inventories to net realizable value in Q2 2022.
Exploration and development
Exploration expenditures at Los Filos for Q2 2022 totalled $1.5 million and included 9,615 m of infill and step out drilling at the Guadalupe and Bermejal open pits, and 939 m of step out core drilling within the Los Filos underground.
Sustaining capital expenditures of $2.4 million during Q2 2022 related primarily to exploration and processing equipment. Non-sustaining capital expenditures of $16.3 million during the Quarter related primarily to capitalized stripping in the Los Filos open pit, Bermejal underground development costs and equipment rebuilds to increase mining capacity.
Outlook
Los Filos production for 2022 was originally estimated at 160,000 to 180,000 oz of gold, but is now expected to be 155,000 to 170,000 ounces of gold due to slower progress with Bermejal underground development. The Company expects to reach the higher grade zones of Bermejal in Q4 2022. While Los Filos costs are expected to be lower in the second half of the year, waste stripping campaigns in the Los Filos and Guadalupe open pits and underground development for Bermejal are expected to impact AISC and free cash flow for the whole year. Updated Los Filos guidance estimates cash costs at $1,620 to $1,670 per oz and AISC at $1,800 to $1,840 per oz (compared to original guidance for cash costs of $1,400 to $1,475 per oz and AISC at $1,625 to $1,700 per oz).
Q3 2022 is expected to have relatively lower production compared with Q1 and Q4 2022, as mining focuses on stripping and development campaigns to yield higher-grade ore. Stripping of the Los Filos Zone 70 pushback is expected to continue through the year with ore production expected later in Q3 2022. Stripping continues in the Guadalupe open pit through the next two quarters with expected high-grade ore production appearing in Q4 2022. Capital expenditures are expected to continue in the Bermejal underground to develop access to higher-grade ore zones that are expected to contribute to increased production in H2 2022 and into 2023.

AISC at Los Filos in 2022 is forecast to include $30 million of sustaining capital, with $8 million allocated for capitalized stripping of the Guadalupe open pit, $8 million for development of the Los Filos underground mine, $7 million for fleet refurbishment and processing equipment and $4 million for exploration. Non-sustaining growth capital of $63 million is forecast to include $27 million for stripping of the Los Filos open pit, $20 million for Bermejal underground development and $14 million for fleet rebuilds and new equipment.

The Company continues to review the potential to construct a new carbon-in-leach plant to operate concurrently with the existing heap leach operation, which could increase production and lower costs, but does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and mining is currently from the Piaba and Piaba East open pits with ore being processed in a CIL process plant. The Company is advancing permitting and a feasibility study related to an expansion that would extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined	kt	621	430	409	1,051	1,103
Waste mined	kt	3,084	4,821	3,166	7,904	7,638
Open pit strip ratio	w:o	4.96	11.21	7.74	7.52	6.92
Tonnes processed	kt	764	806	809	1,570	1,629
Average gold grade processed	g/t	0.87	0.94	1.13	0.91	1.22
Recovery	%	92.9	90.5	90.8	91.6	90.6
Gold produced	oz	19,914	22,936	26,830	42,849	59,120
Gold sold	oz	19,896	23,634	27,764	43,530	60,042
Financial data
Revenue	M$	37.3	44.5	49.9	81.8	108.1
Cash costs(1)	M$	32.2	23.7	25.3	55.9	48.1
Sustaining capital(1)	M$	—	15.0	4.5	15.0	9.7
Reclamation expenses	M$	0.2	0.4	0.2	0.5	0.6
Total AISC(1)	M$	32.4	39.1	30.0	71.4	58.4
AISC contribution margin(1)	M$	5.0	5.5	19.8	10.4	49.6
Non-sustaining expenditures(1)	M$	1.2	0.5	0.7	1.7	1.0
Mine free cash flow(1)	M$	3.8	5.0	19.1	8.7	48.6
Unit analysis
Realized gold price per oz sold	$/oz	1,876	1,880	1,798	1,878	1,800
Cash costs per oz sold(1)	$/oz	1,618	1,001	912	1,283	801
AISC per oz sold(1)	$/oz	1,627	1,651	1,083	1,640	973
Mining cost per tonne mined	$/t	3.04	2.54	2.24	2.67	2.27
Processing cost per tonne processed	$/t	12.72	12.70	9.19	12.71	8.70
G&A cost per tonne processed	$/t	4.62	4.73	4.21	4.68	3.76
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, Aurizona produced 19,914 ounces of gold (Q2 2021 - 26,830 ounces) at an AISC of $1,627 per oz (Q2 2021 - $1,083 per oz). The Company sold 19,896 ounces (Q2 2021 - 27,764 ounces) at an average realized gold price of $1,876 per oz (Q2 2021 - $1,798 per oz), recognizing revenue of $37.3 million (Q2 2021 - $49.9 million) for the Quarter.
Production was lower and AISC per oz sold was higher in the three and six months ended June 30, 2022 compared to the comparative periods in 2021 due to an abnormally long rainy season, with approximately 1,400 millimetres of rainfall in Q2 2022, which limited access to higher grade ore in lower benches of the main pit and increased reliance on lower-grade stockpiles for processing. Processing throughput was also lower with higher moisture levels affecting material handling. Processing cost per tonne was affected by higher power costs, cyanide and mill ball price increases, and increased maintenance costs. Process plant gold recoveries, however, were 2% higher than prior quarters.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Exploration and development
Exploration activities at Aurizona commenced mid-Quarter as the seasonal rains subsided. A total of 1,592 m of core was drilled to test key areas below the Piaba open pit for potential extensions of the underground Mineral Resources. Exploration expenditures totalled $0.6 million.
During Q2 2022, the Company spent $1.2 million of non-sustaining expenditures related to technical and feasibility study work for the underground expansion.
Outlook
Aurizona production for 2022 is estimated at 120,000 to 130,000 ounces of gold with cash costs of $900 to $940 per oz and AISC of $1,370 to $1,410 per oz (production guidance is unchanged; original guidance for cash costs of $800 to $850 per oz and AISC at $1,175 to $1,225 per oz). Production during H2 2022 is expected to come from the Piaba and Piaba East pits.
In Q3 2022, mining is expected to focus on the Piaba East pit and also the west/center portion of the Piaba Main pit. Heavy rains limited access to some areas of the open pit in Q1 and Q2 2022. As the Piaba Pit is deepened, the proportion of fresh rock being fed to the plant is expected to increase and therefore installation of a pebble crusher is being planned to commence in late 2022 to maintain processing capacity. Seasonal rains impede access to ore in the deeper portions of the open pit, requiring reliance on stockpiles during the rainy season. Mining during the dry season in Q3 and Q4 2022 is expected to establish a stockpile prior to the 2023 rainy season.
Construction of the new Vene 2 TSF is expected to start in Q3 2022. The Company is continuing to advance the Aurizona expansion, with permitting underway for an exploration portal and an update of the underground studies to include drilling from 2021.
Forecast AISC at Aurizona in 2022 includes $61 million of sustaining capital allocated primarily to $25 million in capitalized waste stripping which has increased since prior guidance due to rainfall in excess of the average limiting access to ore benches in the bottom of the Piaba pit, $16 million to construct the new TSF and increase capacity of the existing TSF, and $9 million for infrastructure including installation of the new pebble crusher. Non-sustaining growth spend at Aurizona of $10 million is related almost entirely to exploration.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined - open pit	kt	73	150	30	223	30
Waste mined - open pit	kt	766	729	209	1,495	209
Open pit strip ratio	w:o	10.48	4.87	6.97	6.71	6.97
Average open pit gold grade	g/t	1.56	1.51	1.24	1.52	1.24
Ore mined - underground	kt	260	217	301	477	608
Average underground gold grade	g/t	1.21	1.47	1.45	1.33	1.57
Ore mined - total	kt	333	367	331	700	638
Tonnes processed	kt	344	325	331	668	668
Average gold grade processed	g/t	1.35	1.55	1.38	1.45	1.56
Recovery	%	90.3	91.7	90.6	91.0	90.7
Gold produced	oz	13,362	14,741	13,103	28,103	30,304
Gold sold	oz	13,332	14,977	13,067	28,309	30,263
Financial data
Revenue	M$	24.8	27.9	23.6	52.7	54.4
Cash costs(1)	M$	17.3	14.0	12.6	31.4	25.0
Sustaining capital(1)	M$	3.1	3.1	3.7	6.3	6.7
Reclamation expenses	M$	0.5	0.6	0.3	1.1	0.5
Total AISC(1)	M$	20.9	17.7	16.6	38.8	32.2
AISC contribution margin(1)	M$	3.8	10.1	7.1	13.9	22.1
Non-sustaining expenditures(1)	M$	0.6	0.4	1.7	1.0	3.4
Mine free cash flow(1)	M$	3.2	9.7	5.4	12.9	18.7
Unit analysis
Realized gold price per oz sold	$/oz	1,854	1,861	1,807	1,858	1,797
Cash costs per oz sold(1)	$/oz	1,300	938	961	1,108	828
AISC per oz sold(1)	$/oz	1,572	1,188	1,263	1,369	1,067
Mining cost per tonne mined - open pit	$/t	1.83	1.94	1.92	1.89	1.92
Mining cost per tonne mined - underground	$/t	28.30	25.08	20.14	26.68	18.81
Processing cost per tonne processed	$/t	15.31	13.95	12.04	14.65	11.10
G&A cost per tonne processed	$/t	4.99	5.23	4.77	5.11	4.74
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, Fazenda produced 13,362 ounces of gold (Q2 2021 - 13,103 ounces) at an AISC of $1,572 per oz (Q2 2021 - $1,263 per oz). The Company sold 13,332 ounces (Q2 2021 - 13,067 ounces) at an average realized price of $1,854 per oz (Q2 2021 - $1,807 per oz), recognizing revenue of $24.8 million (Q2 2021 - $23.6 million) for the Quarter.
Production increased in the Quarter compared with Q2 2021 due to higher grades and volumes from the open pit offsetting lower volumes and grades from underground ore sources. An increased volume of ore processed offset the lower grades in Q2 2022 compared to Q2 2021. Underground mining unit costs in Q2 2022 were higher than Q2 2021 as input prices continued to increase and maintenance and services were higher, while tonnes mined were 14% lower. Processing unit costs were higher in Q2 2022 than Q2 2021 as prices for cyanide, mill balls and other reagents increased year over year. AISC per oz was higher in the Quarter, largely reflecting a higher open-pit strip ratio in Q2 2022 and the impact of higher input prices.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Exploration and development
During Q2 2022, the Company drilled 9,910 m of core focused on Mineral Reserve replacement in the immediate underground mine area, bringing the total to 23,575 m for the year to date. Additionally, the 2022 surface exploration program commenced and included 1,721 m of core and 4,105 m of RC drilling focused on near-mine targets. Exploration expenditures during the Quarter totalled $1.2 million.
During Q2 2022, sustaining capital expenditures of $3.1 million focused primarily on underground development and capitalized stripping. Non-sustaining capital of $0.6 million related primarily to underground development.
Outlook
Fazenda’s production for 2022 is estimated at 60,000 to 65,000 ounces of gold (unchanged from original production guidance), with cash costs estimated at $1,050 to $1,080 per oz and AISC estimated at $1,250 to $1,290 per oz sold (compared to original guidance for cash costs of $975 to $1,025 per oz and AISC at $1,200 to $1,250 per oz sold).
Production in Q3 2022 includes increased contribution from open-pit ore sources to offset a shortfall of tonnes from the underground mine while underground development is completed to increase the number of available working areas (stopes). Also, a program for additional maintenance and refurbishment of equipment is underway to improve equipment availability. Work on closure of TSF 3 is underway with completion anticipated in Q3 2022.
Exploration efforts continue within the mine area, especially in the Canto 2 Pit and in the Bahia Belt, a 70-km-long greenstone belt that hosts both the Fazenda and Santa Luz mines. A $1.5 million airborne geophysical survey that will cover the entire belt was in progress during Q2 2022. The 2022 regional exploration program includes 50,000 m of drilling targeting high priority near-mine and regional targets. Of the $9 million non-sustaining capital allocated for district exploration in the Bahia Belt, $4 million has been budgeted to Fazenda with the remainder budgeted to Santa Luz.
An updated Fazenda Mineral Resource and Mineral Reserve statement, which will incorporate Canto 2 drill results, is planned for late 2022.
Of the $14 million sustaining capital investment planned for 2022, $7 million is allocated for underground development, $1 million for open pit waste stripping, $4 million for exploration to upgrade inferred Mineral Resources and $2 million for engineering, plant maintenance and equipment. Non-sustaining growth capital of $10 million is forecast to include $2 million for underground development, $3 million for exploration and $4 million for district exploration, as noted above.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and six months ended June 30, 2022

		Three months ended			Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Ore mined	kt	115	111	402	226	740
Waste mined	kt	3,165	5,118	6,886	8,283	12,926
Open pit strip ratio	w:o	27.47	46.18	17.13	36.65	17.47
Tonnes processed	kt	346	566	737	912	1,367
Average gold grade processed	g/t	0.51	0.48	0.76	0.49	0.81
Recovery	%	86.8	87.2	87.5	87.0	86.6
Gold produced(1, 2)	oz	6,586	7,160	14,088	13,746	29,586
Gold sold	oz	6,825	7,162	13,762	13,987	29,510
Financial data
Revenue	M$	12.8	13.4	25.0	26.2	53.0
Cash costs(2)	M$	12.0	11.8	13.0	23.8	29.1
Sustaining capital(2)	M$	0.5	1.0	1.6	1.5	3.2
Reclamation expenses	M$	0.1	0.3	0.2	0.3	0.4
Total AISC(1)	M$	12.6	13.1	14.8	25.6	32.7
AISC contribution margin(2)	M$	0.2	0.4	10.2	0.6	20.4
Care and maintenance	M$	4.3	0.3	—	4.6	—
Non-sustaining expenditures(2)	M$	8.8	13.8	8.5	22.6	14.7
Mine free cash flow(2)	M$	(12.9)	(13.7)	1.7	(26.6)	5.7
Unit analysis
Realized gold price per oz sold	$/oz	1,869	1,868	1,816	1,868	1,797
Cash costs per oz sold(2)	$/oz	1,764	1,641	943	1,701	985
AISC per oz sold(2)	$/oz	1,849	1,824	1,073	1,836	1,107
Mining cost per tonne mined	$/t	3.22	2.98	1.74	3.07	1.76
Processing cost per tonne processed	$/t	20.20	14.20	9.74	16.48	9.71
G&A cost per tonne processed	$/t	4.97	3.58	2.25	4.11	2.57
(1)Gold production for Q2 2022 was impacted by a temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise.
(2)Gold production for Q1 2022 was impacted by new Brazilian Federal legislation enacted on February 16, 2022, changing minimum freeboard guidelines for all TSFs. Freeboard is the height from the crest of the TSF embankment to the surface of tailings and water in the TSF.
(3)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
Q2 2022 Analysis
Production
During Q2 2022, RDM produced 6,586 ounces of gold (Q2 2021 - 14,088 ounces) at an AISC of $1,849 per oz (Q2 2021 - $1,073 per oz). The Company sold 6,825 ounces (Q2 2021 - 13,762 ounces) at an average realized price of $1,869 per oz (Q2 2021 - $1,816 per oz), recognizing revenue of $12.8 million (Q2 2021 - $25.0 million) for the Quarter.
Production was lower in the Quarter compared to Q2 2021 as RDM had pumped water from the TSF to the open pit in early March to comply with regulatory requirements, which affected access to higher-grade ore in the pit in the Quarter, and then mining and plant operations were suspended in mid-May as the result of a delay in the receipt of permits for a scheduled TSF raise. AISC costs were higher than the comparable period in 2021 as the result of reduced ore production and atypical operating conditions, and also inflationary pressures.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022
Exploration and development
The Company completed 4,714 m of core drilling during Q2 2022, bringing the total for the year to 10,188 m. Drilling focused on near-mine Mineral Resource growth to the north, south and below the existing open pit. Exploration expenditures during the Quarter totalled $1.2 million.
Sustaining capital expenditures in Q2 2022 of $0.5 million related primarily to equipment and machinery, principally evaporators, to assist with TSF water level management. The Company spent $7.6 million of non-sustaining capital during the Quarter for capitalized stripping.
Outlook
RDM production for 2022 is revised to 25,000 to 30,000 ounces of gold (from original guidance of 70,000 to 80,000 ounces of gold) following the temporary suspension of operations in Q1 2022 and a subsequent suspension in Q2 2022, as noted above. The permit for the TSF raise was received on May 27, 2022, plant operations resumed in early July, and a decision was made to change the plan of operations to focus on processing of low-grade stockpiles. RDM was in the midst of a waste stripping campaign at the time of the suspension of operations. Deferral of the waste stripping campaign maintains the long-term value of RDM while minimizing cash outflow while the TSF raise is completed and during the period in which Greenstone is in a high capital expenditure phase. Low-grade dumps are sufficient to sustain operations for approximately two years, albeit resulting in lower gold production.
Cash costs are now estimated at $1,750 to $1,780 per oz and AISC is estimated at $2,000 to $2,060 per oz (compared to original guidance for cash costs of $1,200 to $1,250 per oz and AISC at $1,350 to $1,400 per oz). AISC at RDM in 2022 includes $9 million of sustaining capital, which relates to increasing capacity of the TSF. Non-sustaining growth capital of $25 million relates primarily to deferred stripping for a pushback of the open pit to provide better access to the ore body. Deferred stripping costs have increased due to water in the pit impeding access to main ore sources in the first half of 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

DEVELOPMENT PROJECTS
Santa Luz Project, Bahia, Brazil
The Company poured first gold from the resin and elution circuit and gravity circuit at the Santa Luz Mine on March 30, 2022. Construction was completed with no lost-time injuries, and the mine is ramping up toward commercial production.
As a brownfield past-producing mine, the majority of site services and infrastructure was already in place at Santa Luz. Primary activities required to restart the mine included refurbishing existing infrastructure, retrofitting the plant, installing a new leach system, primary crusher, additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities. When operating at capacity, the mine is expected to produce on average 100,000 ounces of gold per year, with additional upside from nearby exploration targets and existing underground Mineral Resources.
The focus during the ramp-up period remains on achieving steady state conditions between the various production units while maintaining a consistent blend of ore. The ramp-up period is progressing gradually with improvements in production throughput and recovery. Subsequent to Q2 2022, average daily milling throughput was above 6,300 tonnes per day (“tpd”), which is more than 80% of the design throughput capacity. The mill has also been operated at full capacity of 7,400 tpd. The elution, regeneration and resin adsorption circuit are performing as expected. Recoveries are consistently above 70% and as high as 82%.

		Three months ended		Six months ended
Operating data	Unit	June 30, 2022	March 31, 2022	June 30, 2022
Ore mined	kt	178	—	178
Waste mined	kt	5,493	1,592	7,085
Open pit strip ratio	w:o	30.90	—	39.86
Tonnes processed	kt	283	68	350
Average gold grade processed	g/t	1.12	1.08	1.11
Recovery	%	68.6	79.2	70.6
Gold produced	oz	5,551	210	5,761
Gold sold	oz	4,978	210	5,188
Financial data
Revenue	M$	9.1	0.4	9.5
Cash costs(1)(2)	M$	6.6	0.4	7.0
Reclamation expenses	M$	0.2	—	0.2
Total AISC(1)	M$	6.8	0.4	7.2
AISC contribution margin(1)	M$	2.4	—	2.3
Non-sustaining expenditures(1)	M$	22.3	21.2	43.5
Mine free cash flow(1)	M$	(19.9)	(21.2)	(41.2)
Unit analysis
Realized gold price per oz sold	$/oz	1,828	1,916	1,832
Cash costs per oz sold(1)	$/oz	1,321	2,143	1,354
AISC per oz sold(1)	$/oz	1,353	2,143	1,385
Mining cost per tonne mined	$/t	0.68	—	0.53
Processing cost per tonne processed	$/t	15.79	5.76	13.85
G&A cost per tonne processed	$/t	3.32	2.83	3.22
(1)Cash costs, sustaining capital, non-sustaining expenditures, AISC, AISC contribution margin, mine free cash flow, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Cash costs are inclusive of fair value adjustments on acquired stockpile inventories of $3.4 million for the three and six months ended June 30, 2022.
(3)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in pre-commercial production and has not yet achieved commercial production.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Q2 2022 Update and Outlook
Although Santa Luz is contributing gold from pre-commercial production, the ramp-up was slower than anticipated due to modifications required to handle resin-in-leach processing at an industrial scale, rectification of some piping and leach tank issues following construction, and work to achieve a steady blend of ore feed to the plant. Work during Q3 2022 is focused on finalizing punch-list items in the process plant to achieve steady-state throughput and recovery, with the expectation of achieving commercial production in Q3 2022.
As the result of the longer-than-anticipated ramp-up period, Santa Luz production and cost guidance has been revised. Total 2022 production, including ounces produced before commercial production, is estimated at 45,000 to 55,000 ounces of gold with cash costs of $1,000 to $1,050 per oz and AISC of $1,120 to $1,190 per oz sold. Prior guidance was 70,000 to 90,000 ounces of gold, with cash costs of $825 to $925 per oz and AISC of $975 to $1,050. AISC at Santa Luz in 2022 includes $5 million of sustaining capital, of which $3 million relates to open pit stripping. Sustaining capital has decreased due to the later start of commercial production.The non-sustaining capital forecast has been increased to $52 million reflecting the later start of commercial production and includes $6.5 million for Fazenda-Santa Luz district exploration.
Of the $103 million total construction capital for the project, the Company had committed approximately $102.5 million and spent approximately $102.0 million through the end of June 2022, including expenditures incurred during 2020 and 2021. Approximately $8.5 million of non-sustaining construction capital remains to be spent in 2022.
Greenstone Project, Ontario, Canada
Greenstone is being advanced in a 60/40 partnership between Equinox Gold and Orion Mine Finance Group (“Orion”) through their respective interests in Greenstone Gold Mine GP Inc., which manages the project. The Company acquired a 50% interest in Greenstone in April 2021 with the Premier Acquisition, and subsequently purchased an additional 10% interest from Orion to bring its total interest in the project to 60%. Greenstone will be an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually, with 60% attributable to Equinox Gold.
On October 27, 2021, Equinox Gold announced groundbreaking for full-scale construction of Greenstone with a construction budget of C$1.53 billion (100% basis) ($1.23 billion at a rate of USD:CAD 1.25). Construction will be funded on a pro rata basis with Equinox Gold funding 60% and Orion funding 40%. The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and an increased contingency including a provision for future inflation and potential COVID-19 costs.
Q2 2022 Update and Outlook
Following commissioning of the temporary workforce camp, construction office and temporary effluent water treatment plant in late Q3 2021, major construction activities got underway in Q4 2021 on the TSF, the Goldfield Creek diversion, the new portion of Highway 11 and plant site earthworks. Concrete foundation work for the permanent effluent water treatment plant, truck shop, sewage treatment plant, power plant and process plant buildings advanced in Q1 2022.
In Q2 2022, steel erection commenced on the west end of the mill building, power plant, truck shop and effluent treatment plant. The project experienced only a minor delay as a result of the province-wide carpenter and crane operator strike during May 2022 and there are no changes to the overall project milestones. Earthworks for the TSF, Goldfield Creek diversion and the new portion of Highway 11 continued to advance on schedule. By end of the Quarter, the plant site fuel station and reagent storage building were commissioned and piping and mechanical work were underway in the permanent effluent treatment plant. Installation of the administration building was substantially complete and assembly of the first four mining haul trucks (CAT 793F) had commenced. Detailed engineering was essentially complete with procurement for the major equipment packages being awarded. There were approximately 500 people on-site at the end of the Quarter.
At the end of Q2 2022, the total value contracted was $670 million (100% basis), representing approximately 56% of total budgeted capital expenditures, $315 million (26%) of the total cost had been spent (100% basis) and 28% of the total cost had been awarded on a fixed cost basis. During 2022, Equinox Gold expects to fund $348 million of construction capital. The Company’s share of expenditures during the Quarter was $84.2 million with $123.3 million spent year to date.
An independent quantitative risk assessment of the schedule and construction budget was completed during June 2022 and concluded that that the schedule and budget as reported in Equinox Gold’s October 27, 2021 news release remain valid and achievable, and the project remains on track to pour gold in the first half of 2024.
As announced in the July 27, 2022 press release, as at July 22, 2022 the project is 35% complete. Detailed engineering is essentially complete, construction is 28% complete, procurement is 37% complete, earthworks are 48% complete, structural concrete is 37% complete and structural steel is 21% complete.
Activities in Q3 2022 will focus on commissioning the permanent effluent water treatment plant, and concrete and steel erection for the truck shop, power plant and process plant buildings. The majority of the buildings are scheduled to be enclosed by year end so work can continue indoors during the winter months. The first four haul trucks and shovel will be commissioned in Q3 2022 and mine pre-production activities will commence in Q4 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

DEVELOPMENT PROJECTS (CONTINUED)
Los Filos Expansion, Guerrero, Mexico
The Company is continuing planned expansion projects at the Los Filos gold mine complex with ongoing development of a second underground mine (Bermejal). The Company is also completing an updated feasibility study reviewing the potential to construct a new carbon-in-leach (“CIL”) plant to process higher-grade ore, operating concurrently with the existing heap leach operation, the results of which are expected to be released in late 2022.
Q2 2022 Update and Outlook
The Company completed 1,835 m of Bermejal underground development during the Quarter and 27,800 tonnes of ore were mined with an average grade of 2.67 grams per tonne gold.
While the CIL plant is expected to increase annual production and reduce costs, the Company does not expect to make a construction decision until the majority of Greenstone expenditures are complete and the current stability with local communities allows operations to continue without interruption.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of placing 12,700 tpd of ROM and crushed ore on a heap leach facility. Phase 2 is expected to expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million ounces of gold over a 21-year mine life. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartiles.
Q2 2022 Update and Outlook
While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan of Operation”) for the Project. The 2022 Mine and Reclamation Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management) in early March 2022; San Bernardino County has determined the application is complete. The U.S. Bureau of Land Management is expected to be finished its completeness review by the end of July. The Company expects the initial lead agency application review to run through most of 2022 and that by the end of 2022, both agencies will jointly determine the appropriate level of state and federal environmental review required (i.e., an Environmental Assessment or an Environmental Impact Statement/Report). The resulting environmental review process and public scoping is anticipated to begin by early 2023.
Aurizona Expansion, Brazil
Following completion of a Pre-Feasibility Study in Q4 2021, the Company sees potential to extend the Aurizona mine life and increase annual production by mining new underground and satellite open pit deposits concurrently with the existing open pit mine.
Q2 2022 Update and Outlook
In Q2 2022, an external consulting company was engaged to advance the expansion evaluation to a feasibility study level. At the same time, permitting for an exploration decline is ongoing so that underground development can start when the open pit mine depth reaches the preferred portal location. Drilling completed in 2021 is being incorporated in an updated Mineral Resource estimate and will be assessed for potential additions to underground and open pit Mineral Reserves.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had two lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate (“LTIFR”) is 0.64 per million hours worked for the 12-month rolling period (0.40 for the Quarter), compared to the target of 0.65 per million hours worked for calendar year 2022. The Company’s Total Reportable Injury Frequency Rate (“TRIFR”), which is a measure of all injuries that require the attention of medically trained personnel, is 3.21 per million hours worked for the 12-month rolling period (2.42 for the Quarter), compared to the target of 3.40 per million hours worked for calendar year 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

HEALTH, SAFETY AND ENVIRONMENT (CONTINUED)
Equinox Gold continues to maintain precautionary measures at all its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic well-being of the Company’s workforce and local communities. The Company continues to enforce operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Center for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites. While all of the Company’s sites have experienced some cases of COVID-19, most cases have been asymptomatic or have been managed in a way that allows production to continue while not putting employees and contractors at risk.
Environment
The Company’s Significant Environmental Incident Frequency Rate (“SEIFR”) is 0.78 per million hours worked for the 12-month rolling period (0.58 for the Quarter) compared to the target of 1.60 per million hours worked for calendar year 2022. There were six significant environmental incidents during the Quarter as defined by the Company’s environmental standards.
•At Castle Mountain, there was a hydrocarbon spill that exceeded regulatory reporting limits.
•At Mesquite, there were two hydrocarbon spills and a cyanide spill that exceeded regulatory reporting limits.
•At Greenstone, there was a hydrocarbon spill that exceeded regulatory reporting limits and there was a regulatory non-compliance related to the pH of the discharge from the water effluent plant, resulting in a minor fine.
All of these incidents were investigated and addressed with no ongoing environmental impact, and actions have been taken to prevent recurrence.
During the Quarter, Mesquite was recertified under the International Cyanide Code. RDM, Aurizona and Castle Mountain will have their respective certification audits later in 2022 according to the schedule set by the International Cyanide Management Institute.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
In the first half of 2022, community engagement activities and events were held at all of the Company’s sites. In Brazil, Fazenda, Santa Luz, RDM and Aurizona continued with the implementation of social programs to support sports, cultural and education activities. These programs are delivered in partnership with local and national non-governmental organizations. RDM, Fazenda, and Santa Luz held meetings with community representatives to discuss the implementation of the Company’s Emergency Action Plan for tailings and waste rock storage facilities. Fazenda also hosted site visits for university and local high school students.
All of Equinox Gold’s mine sites made financial and in-kind contributions to safety and health promotion campaigns to address the challenges of the COVID-19 pandemic. In the USA, Mesquite and Castle Mountain representatives participated in several community events. Castle Mountain engaged with Non-Governmental Organizations with an interest on the Mojave Desert heritage and began the Joshua Tree Research Partnership with the Desert Research Institute. In Canada, Greenstone successfully launched the Community Sustainability Committee, which provides a forum for dialogue about construction activities and efforts to maximize positive economic and social impacts of Greenstone development.
During Q2 2022, numerous investments were made to support community development and quality of life improvements. Los Filos started truck operator training for community members, donated an ambulance to the Carizalillo community and continued the delivery of scholarships. At Aurizona, the Company completed upgrades to the water distribution network and commissioning of the new water treatment plant and transitioned long-term operations to the municipality, improving water quality and reliability of service for the Aurizona village. Aurizona also concluded the admission process for the new class of the Young Apprentice program and signed a contract with a federal agency for the implementation of technical courses for community members. At Greenstone, the Company’s Indigenous partners and Greenstone’s Municipality Employment Services Agency received provincial training funding approvals. Training programs will be provided in partnership with Confederation College. At Santa Luz, discussions continued with representatives of the Brazilian Service for Micro and Small Enterprises to develop the Supplier Development Project. This project aims to support local businesses to meet the requirements to become suppliers of the mine.
In Q2 2022, Equinox Gold commenced development of the Company’s Social Management Standards with the aim of strengthening community relationships, anticipating and managing social risks and standardizing social responsibility practices, while allowing site teams to develop their own social management systems. These standards are informed by the Initiative for Responsible Mining Assurance and incorporate many internationally recognized frameworks for responsible mining, including the World Gold Council Responsible Gold Mining Principles and the Mining Association of Canada Towards Sustainable Mining protocols.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
ESG Reporting
In May 2022, Equinox Gold published its 2021 ESG Report, which included disclosures and metrics in line with the reporting frameworks of the Global Reporting Initiative (“GRI”) and the Sustainability Accounting Standards Board (“SASB”). This report focused on issues identified in the materiality assessment conducted in Q4 2021, which included a review of external sources as well as an extensive stakeholder survey with feedback from the Company’s workforce, community partners, Indigenous partners, investors and other stakeholders. The Company continues updating select health, safety and environment data on its website on a quarterly basis.

CORPORATE
Sale of Mercedes
On April 21, 2022, the Company completed the sale of the Mercedes mine to Bear Creek Mining Corporation (“Bear Creek”) (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash on closing of the Mercedes Transaction; $25 million in cash payable within six months of closing;
•24,730,000 common shares of Bear Creek (representing approximately a 16% interest); and
•a 2% net smelter return (“NSR”) on production from Mercedes.
Exercise of Solaris Share Purchase Warrants Held by Third Parties
On April 20, 2022, the Company received $40.1 million (C$50.0 million) following the exercise of Solaris warrants held by third parties to acquire Solaris shares from Equinox Gold.
Exercise of Solaris Share Purchase Warrants
On April 28, 2022, the Company exercised 1 million share purchase warrants issued to Equinox Gold by Solaris at an exercise price of C$6.75 per share.
Sale of Royalty Interests and Other Assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox Royalties Corp. (“Sandbox”), formerly Rosedale Resources Ltd., for 51,933,661 common shares of Sandbox, representing a 35.0% interest, with a fair value of $28.4 million. The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 ($0.54) per share.
Concurrent with completion of the sale, Sandbox acquired a portfolio of royalty interests from Sandstorm Gold Royalties (together with the purchase of royalty interests and other assets from Equinox Gold, collectively referred to as the “Sandbox Transaction”) in exchange for common shares of Sandbox, a convertible promissory note payable and cash.
In connection with the Sandbox Transaction, the Company participated in the Sandbox private placement financing, purchasing 6,155,912 common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million.
Credit Facility Refinancing
On July 28, 2022, the Company amended its credit facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity from March 8, 2024 to July 28, 2026. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. No increase to the principal amount of the facility will occur pursuant to the accordion feature unless one or more lenders agree to increase their commitments or a new lender agrees to commitments under the Revolving Facility.
Upon closing of the Revolving Facility, the Company rolled the outstanding principal balance of $73.3 million under the term loan into the Revolving Facility. As at the date of this MD&A, the total amount drawn under the Revolving Facility is $473 million. The undrawn portion of the Revolving Facility will become available upon customary security registration updates that are expected to take approximately 90 days. Amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on the Secured Overnight Financing Rate (Term SOFR) plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio, and a standard credit spread adjustment of 0.10% to 0.25%, based on the interest period.
CEO Transition
On August 3, 2022, the Company announced that Christian Milau, currently Chief Executive Officer of Equinox Gold, will be leaving the Company to pursue a new opportunity. Equinox Gold’s Board of Directors has unanimously appointed Greg Smith, currently President of Equinox Gold, to succeed Mr. Milau as Chief Executive Officer and a Director of Equinox Gold. The transition will be effective September 1, 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

FINANCIAL RESULTS
Selected financial results for the three and six months ended June 30, 2022 and 2021

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	$224.6	$226.2	$447.8	$455.9
Cost of sales
Operating expense	(170.7)	(139.9)	(323.0)	(286.7)
Depreciation and depletion	(37.0)	(45.0)	(79.3)	(83.7)
Earnings from mine operations	17.0	41.3	45.5	85.5
Care and maintenance expense	(4.7)	(7.2)	(5.1)	(9.2)
Exploration expense	(4.5)	(4.7)	(7.7)	(7.7)
General and administration expense	(11.1)	(15.5)	(22.9)	(22.8)
Income from operations	(3.3)	13.9	9.8	45.8
Finance expense	(8.2)	(11.8)	(17.6)	(20.5)
Finance income	0.9	0.2	1.7	0.6
Share of net (loss) income in associate	(5.9)	0.4	(7.5)	(2.3)
Other (expense) income	(32.7)	385.2	(51.7)	434.5
Net (loss) income before taxes	(49.2)	387.9	(65.3)	458.1
Income tax (expense) recovery	(29.5)	15.8	(33.2)	(4.1)
Net (loss) income	$(78.7)	$403.7	$(98.5)	$454.0
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.26)	$1.37	$(0.33)	$1.69
Diluted	$(0.26)	$1.19	$(0.33)	$1.44
Earnings from mine operations
Revenue for Q2 2022 was $224.6 million (Q2 2021 - $226.2 million) on sales of 120,395 ounces of gold (Q2 2021 - 124,712 ounces). The decrease in revenue in Q2 2022 compared to Q2 2021 was primarily due to a 3% decrease in gold ounces sold, offset partially by a 3% increase in the realized gold price. Revenue for the six months ended June 30, 2022 was $447.8 million (six months ended June 30, 2021 - $455.9 million) on sales of 239,719 ounces of gold (six months ended June 30, 2021 - 253,268 ounces). The decrease in revenue compared to the comparative period of 2021 was primarily due to a 5% decrease in gold ounces sold, offset partially by a 4% increase in the realized gold price.
The decrease in gold ounces sold compared to the comparative periods of 2021 was mainly driven by lower gold sales at Aurizona and RDM, which were impacted by lower gold production, and by the Mercedes Transaction. Lower gold production at Aurizona was driven in part by lower gold grades as high rainfall impeded access to higher-grade ore. Lower gold production at RDM was mainly due to the temporary suspension of mining and plant operations in mid-May due to a delay in receiving permits for the scheduled TSF raise and suspension of plant operations from mid-February to mid-March to reduce water levels in the TSF to comply with regulatory requirements. These reductions were partially offset by increased production at Mesquite and Los Filos and the contribution of pre-commercial production from Santa Luz. Higher gold production at Mesquite was due to mining the main part of the Brownie ore body, resulting in higher grades and a lower strip ratio. Higher gold production at Los Filos was due to more recoverable ounces placed due to better grades from the open pit.
Operating expense in Q2 2022 was $170.7 million (Q2 2021 - $139.9 million) and for the six months ended June 30, 2022 was $323.0 million (six months ended June 30, 2021 - $286.7 million), an increase of 22% and 13%, respectively. The increase in operating expense in Q2 2022 compared to Q2 2021 was due to the impact of lower production volumes and cost escalation of consumables, as well as higher costs at Los Filos related to higher underground mining unit costs at Bermejal compared to Los Filos due to the nature of the working conditions and higher processing unit costs primarily due to a lower volume of ore processed, including no ore-rehandling in 2022. For the six months ended June 30, 2022, operating expense was higher compared to the comparative period of 2021 due to the impact of lower production volumes, as well as the impact of cost escalation for certain consumables, including diesel, cyanide and grinding media.
Depreciation and depletion in Q2 2022 was $37.0 million (Q2 2021 - $45.0 million) and for the six months ended June 30, 2022 was $79.3 million (six months ended June 30, 2021 - $83.7 million), a decrease of 18% and 5%, respectively. The decreases in depreciation and depletion compared to the comparative periods in 2021 were primarily due to the impacts of lower gold production at Aurizona and RDM for the reasons mentioned above, in addition to lower depreciation and depletion due to the Mercedes Transaction.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

FINANCIAL RESULTS (CONTINUED)
Care and maintenance
Care and maintenance expense in Q2 2022 was $4.7 million (Q2 2021 - $7.2 million) and for the six months ended June 30, 2022 was $5.1 million (six months ended June 30, 2021 - $9.2 million).
Care and maintenance expense for Q2 2022 related to the temporary suspension of mining and plant operations at RDM in mid-May due to a delay in receiving permits for the scheduled TSF raise. Care and maintenance expense for Q2 2021 related to costs at Los Filos due to a suspension in activities resulting from illegal blockades. Care and maintenance expense for the six months ended June 30, 2022 includes $0.4 million incurred at RDM related to the temporary suspension of plant operations during Q1 2022. Care and maintenance expense for the six months ended June 30, 2021 includes additional costs mainly related to Los Filos due to the delayed start of development at Bermejal underground until the Carrizalillo community agreement was signed.
General and administration
General and administration expense in Q2 2022 was $11.1 million (Q2 2021 - $15.5 million) and for the six months ended June 30, 2022 was $22.9 million (six months ended June 30, 2021 - $22.8 million). The decrease in general and administration expense in Q2 2022 compared to Q2 2021 was primarily due to a decrease of $3.0 million in non-cash share-based compensation expense, driven by a decrease in share price, and decreases of $2.2 million in professional fees and $1.9 million in office and other costs, primarily driven by transaction costs incurred in 2021 associated with the acquisition of Premier. These decreases were partially offset by a $2.8 million increase in salaries and wages, driven by higher headcount in 2022. General and administration expense for the six months ended June 30, 2022 was consistent with the six months ended June 30, 2021 as the decreases in professional fees and office and other costs were offset by an increase in salaries and wages.
Other (expense) income
Other expense for Q2 2022 was $32.7 million (Q2 2021 - other income of $385.2 million) and for the six months ended June 30, 2022 was other expense $51.7 million (six months ended June 30, 2021 - other income of $434.5 million).

	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Foreign exchange gain (loss)	$7.9	$(5.5)	$(4.1)	$(4.6)
Change in fair value of gold contracts	5.1	(10.1)	(1.7)	21.6
Change in fair value of foreign exchange contracts	(5.2)	18.9	12.9	7.7
Change in fair value of warrants	(39.6)	24.0	(58.2)	57.3
Loss on sale of Mercedes	(7.0)	—	(7.0)	—
Gain on bargain purchase of Premier	—	81.4	—	81.4
Gain on sale of Pilar mine	—	45.4	—	45.4
Gain on sale of partial interest in Solaris	—	50.3	—	50.3
Gain on reclassification of investment in Solaris	—	186.1	—	186.1
Gain on disposal of assets	7.7	(2.7)	7.4	(4.4)
Other income (expense)	(1.6)	(2.5)	(0.9)	(6.4)
Total other (expense) income	$(32.7)	$385.2	$(51.7)	$434.4
The foreign exchange gain for Q2 2022 was $7.9 million (Q2 2021 - loss of $5.5 million) and for the six months ended June 30, 2022 was a loss of $4.1 million (six months ended June 30, 2021 - loss of $4.6 million). The gain for Q2 2022 was driven primarily by the weakening of the Brazilian Réal (“BRL”), Mexican Peso (“MXP”), and Canadian dollar (“CAD”) compared to the USD and its impact on BRL, MXP and CAD denominated assets and liabilities. The loss for the six months ended June 30, 2022 was driven by strengthening of the BRL compared to the USD and its impact on BRL denominated assets and liabilities.
The change in fair value of gold contracts for Q2 2022 was a gain of $5.1 million (Q2 2021 - loss of $10.1 million) and for the six months ended June 30, 2022 was a loss of $1.7 million (six months ended June 30, 2021 - gain of $21.6 million). The gain for Q2 2022 was driven by a decrease in gold price relative to the gold contract strike price compared to an increase in the gold price during Q2 2021. The loss for the six months ended June 30, 2022 was driven by an increase in the gold price relative to the contract strike price compared to a decrease in the gold price during the comparative period of 2021.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

FINANCIAL RESULTS (CONTINUED)
The change in fair value of foreign exchange contracts for Q2 2022 was a loss of $5.2 million (Q2 2021 - gain of $18.9 million) and for the six months ended June 30, 2022 was a gain of $12.9 million (six months ended June 30, 2021 - gain of $7.7 million). The loss for Q2 2022 was driven primarily by the weakening of the BRL compared to the USD compared to a strengthening of the BRL compared to the USD during Q2 2021. The gain for the six months ended June 30, 2022 and 2021 was driven primarily by a strengthening of the BRL compared to the USD.
The change in fair value of warrants for Q2 2022 was a loss of $39.6 million (Q2 2021 - gain of $24.0 million) and for the six months ended June 30, 2022 was a loss of $58.2 million (six months ended June 30, 2021 - gain of $57.3 million). Equinox Gold holds warrants to acquire shares of Solaris. The loss for the three and six months ended June 30, 2022 was driven primarily by a decrease in Solaris’ share price compared to March 31, 2022 and December 31, 2021, respectively.
The gain on disposal of assets for the three and six months ended June 30, 2022 relates primarily to a gain on the sale of a portfolio of royalty interests and other assets to Sandbox.
Income tax expense
In Q2 2022, the Company recognized a tax expense of $29.5 million (Q2 2021 - tax recovery of $15.8 million) and for the six months ended June 30, 2022 a tax expense of $33.2 million (six months ended June 30, 2021 - tax expense of $4.1 million). Tax expense for the three and six months ended June 30, 2022 was a result of profitable operations in the US and Brazil, offset partially by the loss from operations in Mexico, the disposition of assets and the derecognition of deferred tax assets related to losses used to offset deferred tax liabilities associated with unrealized gains on marketable securities, whose value decreased in the period. The tax recovery in Q2 2021 was mainly due to operating losses in the US, Brazil and Mexico, while tax expense for the six months ended June 30, 2021 was primarily due to profitable operations in the US, Brazil and Mexico and interest income earned.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

FINANCIAL RESULTS (CONTINUED)

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2022:

$ amounts in millions, except per share amounts	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Revenue	$224.6	$223.2	$381.2	$245.1
Cost of sales
Operating expense	(170.7)	(152.4)	(215.5)	(152.7)
Depreciation and depletion	(37.0)	(42.3)	(66.4)	(46.8)
Earnings from mine operations	17.0	28.5	99.3	45.6
Care and maintenance expense	(4.7)	(0.4)	(0.1)	(6.0)
Exploration expense	(4.5)	(3.2)	(2.9)	(5.6)
General and administration expense	(11.1)	(11.8)	(17.3)	(12.4)
Income from operations	(3.3)	13.1	79.0	21.6
Finance expense	(8.2)	(9.4)	(10.3)	(10.7)
Finance income	0.9	0.8	1.1	1.1
Share of net (loss) income in associate	(5.9)	(1.6)	8.3	(5.3)
Other (expense) income	(32.7)	(19.0)	10.1	(18.0)
Net (loss) income before taxes	(49.2)	(16.1)	88.2	(11.3)
Income tax (expense) recovery	(29.5)	(3.7)	20.8	3.2
Net (loss) income	$(78.7)	$(19.8)	$109.0	$(8.1)
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$(0.26)	$(0.07)	$0.37	$(0.03)
Diluted	$(0.26)	$(0.07)	$0.32	$(0.03)

	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Revenue	$226.2	$229.7	$255.5	$244.5
Cost of sales
Operating expense	(139.9)	(146.8)	(114.1)	(119.7)
Depreciation and depletion	(45.0)	(38.7)	(43.7)	(36.1)
Earnings from mine operations	41.3	44.2	97.7	88.7
Care and maintenance expense	(7.1)	(2.0)	(29.4)	(13.1)
Exploration expense	(4.7)	(3.0)	(2.4)	(2.9)
General and administration expense	(15.5)	(7.4)	(16.1)	(8.1)
Income from operations	14.0	31.8	49.8	64.6
Finance expense	(11.8)	(8.7)	(8.6)	(12.8)
Finance income	0.2	0.4	0.5	0.6
Share of net loss in associate	0.4	(2.7)	(3.1)	(0.9)
Other income (expense)	385.2	49.3	28.6	(38.7)
Net income (loss) before taxes	388.0	70.1	67.2	12.8
Income tax (expense) recovery	15.8	(20.0)	24.0	(9.7)
Net income (loss)	$403.8	$50.1	$91.2	$3.1
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$1.37	$0.21	$0.38	$0.01
Diluted	$1.19	$0.14	$0.30	$0.01

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

LIQUIDITY AND CAPITAL RESOURCES
Working capital
Cash and cash equivalents at June 30, 2022 were $159.7 million (December 31, 2021 - $305.5 million) and working capital was $441.8 million (December 31, 2021 - $760.7 million). The decrease in working capital from Q4 2021 is mainly due to decreases in cash and cash equivalents, marketable securities, derivative assets, and assets held for sale, offset partially by decreases in accounts payable and accrued liabilities, derivative liabilities, and liabilities related to assets held for sale.
Changes in components of working capital are described below.
In April 2022, the Company received approximately $115 million from closing of the sale of Mercedes and sale of Solaris shares to warrant holders.
Marketable securities at June 30, 2022 were $97.7 million (December 31, 2021 - $240.5 million). The decrease in marketable securities from the balance at December 31, 2021 was due primarily to a decrease in the Solaris and i-80 Gold share prices and a reduction in the number of Solaris shares resulting from the partial sale of the investment during Q2 2022, offset partially by Bear Creek shares received as consideration on the sale of Mercedes. As at the date of this MD&A, the market value of the Company’s investments in Solaris, i-80 Gold Corp. (“i-80 Gold”) and Bear Creek was $73.6 million, $113.1 million, and $17.4 million, respectively.
Trade and other receivables at June 30, 2022 were $96.8 million (December 31, 2021 - $50.3 million), mainly comprised of $6.1 million of trade receivables from gold sales (December 31, 2021 - $14.2 million), $41.8 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2021 - $24.6 million) and income tax receivables of $20.2 million (December 31, 2021 - $8.0 million) and other receivables of $28.7 million (December 31, 2021 - $3.4 million), which is mainly composed of $24.6 million for cash consideration owing from Bear Creek related to the sale of Mercedes.
Current inventory at June 30, 2022 was $220.0 million (December 31, 2021 - $201.6 million). The increase was mainly due to an increase in heap leach inventories at Mesquite, driven by higher ounces placed on the pad, as well as an increase in metals inventories and supplies at Santa Luz as the mine continues to ramp up to commercial production, offset partially by lower stockpile inventories at Aurizona as stockpiles were drawn down during the first half of 2022 due to heavy rainfall impacting mining operations.
Current derivative assets at June 30, 2022 were $48.0 million (December 31, 2021 - $124.2 million). The decrease was mainly due to a decrease in the fair value of the Company’s Solaris share purchase warrants, driven by a decrease in the share price of Solaris compared to December 31, 2021.
Assets held for sale at June 30, 2022 were nil (December 31, 2021 - $207.5 million). Assets held for sale related to the sale of Mercedes to Bear Creek as announced in December 2021. The sale closed on April 21, 2022.
Current liabilities at June 30, 2022 were $233.4 million (December 31, 2021 - $402.6 million). The decrease in current liabilities was mainly due to a $18.4 million decrease in accounts payable and accrued liabilities, driven by timing of payments, the elimination of a $27.7 million Solaris warrant liability as the warrants were exercised and the related shares were sold, a $22.7 million decrease related to gold contracts, a $9.9 million decrease related to foreign exchange contracts and a $85.7 million decrease of liabilities related to assets held for sale following completion of the Mercedes sale on April 21, 2022.
Cash flow
Cash used in operating activities in Q2 2022 was $26.9 million (Q2 2021 - generated $21.2 million) and for the six months ended June 30, 2022 was $43.2 million (six months ended June 30, 2021 - generated $100.6 million). The decrease in cash generated from operations for the three and six months ended June 30, 2022 compared to the comparative periods of 2021 was primarily due to the impact of lower production and sales and higher costs negatively impacting earnings from mine operations, in addition to negative working capital changes in accounts receivable, inventories and accounts payable, offset partially by lower income taxes paid. Accounts receivable increased mainly due to amounts owing from Bear Creek for consideration on the sale of Mercedes. Inventories increased mainly due to a build-up of leach pad inventories at Mesquite and Castle Mountain and an increase in metals inventories and supplies at Santa Luz. Accounts payable decreased mainly due to the timing of payments at the operating sites.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Cash used in investing activities in Q2 2022 was $57.6 million (Q2 2021 - $57.1 million) and for the six months ended June 30, 2022 was $182.4 million (six months ended June 30, 2021 - $148.0 million). For the three and six months ended June 30, 2022, the Company spent $142.2 million and $266.1 million, respectively, on capital expenditures (Q2 2021 - $94.4 million; six months ended June 30, 2021 - $165.3 million). The increase compared to the comparative periods of 2021 was primarily due to ongoing construction work at Greenstone and Santa Luz, offset partially by lower capital spending at Mesquite due to a reduction in capital stripping activities at Brownie compared to the first half of 2021. For the three and six months ended June 30, 2022, capital expenditures at Greenstone were $86.8 million and $126.9 million, respectively, and at Santa Luz were $19.6 million and $39.9 million, respectively. In Q2 2022, the Company received $40.1 million on the disposition of Solaris shares and received $55.6 million related to the disposal of assets, including the sale of Mercedes. In Q2 2021, the Company spent $51.0 million to acquire an additional 10% interest in Greenstone and invested $10.2 million in i-80 Gold, offset by $66.7 million received from the sale of Solaris shares and $22.2 million related to the disposal of assets.
Cash generated by financing activities in Q2 2022 was $82.4 million (Q2 2021 - $45.0 million) and for the six months ended June 30, 2022 was $74.8 million (six months ended June 30, 2021 - $37.2 million). In Q2 2022, the Company drew $100.0 million on its credit facility (Q2 2021 and six months ended June 30, 2021 - nil). For the three and six months ended June 30, 2022, the Company repaid principal and interest of $13.1 million and $25.2 million, respectively (Q2 2021 - $23.8 million; six months ended June 30, 2021 - $29.1 million). The Company received proceeds from option and warrant exercises for the three and six months ended June 30, 2022 of $1.4 million and $11.4 million, respectively (Q2 2021 - $14.5 million; six months ended June 30, 2022 - $15.7 million). In Q2 2021, the Company also received $59.5 million in proceeds from a private placement completed concurrent with the acquisition of Premier.
Corporate Investments
At June 30, 2022, the Company held the following corporate investments:
•13.8 million shares of Solaris (TSX: SLS), representing approximately 12.2% of Solaris on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 16.6% of Bear Creek on a basic basis
•60.8 million shares of i-80 Gold (TSX: IAU), representing approximately 25.3% of i-80 on a basic basis
•7.8 million shares of Inca One (TSX:IO), representing approximately 19.99% of Inca One on a basic basis
•58.1 million shares of Sandbox (not currently listed), representing approximately 34.4% of Sandbox on a basic basis
•11.6 million shares of Pilar Gold (not currently listed), representing approximately 5.6% of Pilar Gold on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 305,055,775 shares issued and outstanding, 1,963,467 shares issuable under stock options, 614,117 shares issuable under share purchase warrants and 3,049,879 shares issuable under RSU. The Company also has 44,458,207 shares issuable under Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 355,141,445.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company's financial liabilities, and operating and capital purchase commitments at June 30, 2022:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Accounts payable and accrued liabilities	$159,121	$—	$—	$—	$—	$—	$159,121
Loans and borrowings(1)(2)	54,288	487,545	164,228	—	—	—	706,061
Derivative liabilities	10,641	297	—	—	—	—	10,938
Lease liabilities(2)	18,450	17,880	1,811	6	6	13	38,166
Other financial liabilities(2)	—	5,000	—	—	—	—	5,000
Reclamation and closure costs(2)	3,265	7,269	9,353	10,464	8,601	123,866	162,818
Purchase commitments(2)	95,874	12,739	10,790	—	—	—	119,403
Other operating commitments(2)	15,364	31,895	33,169	17,868	18,583	48,961	165,840
Total	$357,003	$562,625	$219,351	$28,338	$27,190	$172,840	$1,367,347
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities. In July 2022, the Company amended its credit facility. See the Corporate section of this MD&A for details of the amendment.
(2)Amounts represent undiscounted future cash flows.
At June 30, 2022, the following matters were outstanding:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2022, the Company recognized a provision of $13.1 million (December 31, 2021 - $11.6 million) for legal matters which is included in other non-current liabilities.
Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At June 30, 2022, the Company recognized restricted cash of $5.8 million (December 31, 2021 - $4.6 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $10.4 million (December 31, 2021 - $9.2 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

COMMITMENTS AND CONTINGENCIES (CONTINUED)
While the Company's operations continue to experience some effects from the COVID-19 pandemic, there have been no further government-mandated shut downs since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021 and the six months ended June 30, 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve in 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.

RELATED PARTY TRANSACTIONS
The Company's related parties include its subsidiaries, associate, joint operation and key management personnel. The Company's key management personnel is comprised of executive and non-executive directors and members of executive management. There were no significant related party transactions during Q2 2022.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gold ounces sold	120,395	119,324	124,712	239,719	253,268
Santa Luz gold ounces sold(1)	(4,978)	(210)	—	(5,188)	—
Adjusted gold ounces sold	115,417	119,114	124,712	234,531	253,268
Operating expenses	$170.7	$152.4	$139.9	$323.0	$286.7
Lease payments	0.5	2.4	1.0	2.9	3.3
Silver by-product credits	(1.1)	(1.0)	(1.6)	(2.1)	(1.7)
Fair value adjustment on acquired inventories	7.6	(5.9)	(3.5)	1.7	(5.8)
Santa Luz operating expenses incurred during pre-commercial production(1)	(6.6)	(0.5)	—	(7.0)	—
Total cash costs	$171.1	$147.3	$135.9	$318.4	$282.5
Cash costs per oz sold	$1,482	$1,237	$1,089	$1,358	$1,115
Total cash costs	$171.1	$147.3	$135.9	$318.4	$282.5
Sustaining capital	18.0	37.1	34.1	55.0	75.4
Reclamation expenses	2.3	2.4	2.5	4.7	5.2
Sustaining exploration expenses	0.1	1.0	—	1.1	—
Santa Luz reclamation expense incurred during pre-commercial production(1)	(0.2)	—	—	(0.2)	—
Total AISC	191.2	187.8	172.5	379.1	363.0
AISC per oz sold	$1,657	$1,577	$1,383	$1,616	$1,433
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2022 excludes Santa Luz results as the mine is currently in pre-commercial production and has not yet achieved commercial production.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

NON-IFRS MEASURES (CONTINUED)
Sustaining and non-sustaining capital reconciliation
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for continuing operations.

	Three months ended			Six months ended
$’s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Capital additions to mineral properties, plant and equipment(1)	$167.4	$129.1	$108.0	$296.5	$220.2
Less: Non-sustaining capital at operating sites	(27.7)	(30.3)	(25.2)	(58.0)	(52.3)
Less: Non-sustaining capital at development projects	(106.4)	(60.4)	(28.0)	(166.8)	(36.3)
Less: Capital expenditures - corporate	(10.1)	(0.1)	(0.3)	(10.2)	(0.7)
Less: Other non-cash additions(2)	(5.2)	(1.2)	(20.5)	(6.4)	(55.5)
Sustaining capital expenditures	$18.0	$37.1	$34.1	$55.0	$75.4
(1)Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total mine-site free cash flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Operating cash flow before non-cash changes in working capital	$16.4	$33.5	$31.6	$49.9	$93.6
Add: Operating cash flow used by non-mine site activity(1)	24.4	39.1	49.6	63.5	66.8
Cash flow from operating mine sites	$40.8	$72.6	$81.2	$113.4	$160.4

Mineral property, plant and equipment additions	$167.4	129.1	108.0	$296.5	220.2
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(121.7)	(61.7)	(48.7)	(183.4)	(92.5)
Capital expenditure from operating mine sites	45.7	67.3	59.3	113.1	127.7
Lease payments related to non-sustaining capital items	3.7	3.4	5.0	7.1	6.2
Non-sustaining exploration expenses	4.4	2.1	2.6	6.6	4.8
Total mine site free cash flow	$(13.0)	$(0.3)	$14.3	$(13.4)	$21.7
(1)Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

NON-IFRS MEASURES (CONTINUED)

AISC contribution margin, EBITDA and adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin, AISC contribution margin per gold ounce sold and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for June 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Six months ended
$’s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue	$224.6	$223.2	$226.2	$447.8	$455.9
Less: AISC	(191.2)	(187.8)	(172.5)	(379.1)	(363.0)
Less: Santa Luz revenue associated with pre-commercial production(1)	$(9.1)	$—	$—	$(9.5)	$—
AISC contribution margin	$24.3	$35.4	$53.7	$59.2	$92.9
Gold ounces sold	120,395	119,324	124,712	239,719	253,268
Less: Santa Luz gold ounces sold(1)	(4,978)	(210)	—	(5,188)	—
Adjusted gold ounces sold	115,417	119,114	124,712	234,531	253,268
AISC contribution margin per oz sold	$210	$297	$431	$252	$367
(1)Santa Luz results have been excluded from the calculation of AISC contribution margin for the three and six months ended June 30, 2022 as the mine is currently still considered a development project as it has not yet achieved commercial production.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

NON-IFRS MEASURES (CONTINUED)
EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$’s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$(49.2)	$(16.1)	$387.9	$(65.3)	458.1
Depreciation and depletion	37.3	42.6	45.4	79.9	84.2
Finance expense	8.2	9.4	11.8	17.6	20.5
Finance income	(0.9)	(0.8)	(0.2)	(1.7)	(0.6)
EBITDA	$(4.7)	$35.1	$444.9	$30.4	$562.3
Non-cash share-based compensation expense (recovery)	1.3	1.3	3.8	2.5	3.6
Loss (gain) on change in fair value of warrants	39.6	18.7	(24.0)	58.2	(57.3)
Unrealized gain on gold contracts	(17.3)	(5.4)	(0.6)	(22.7)	(42.7)
Unrealized loss (gain) on foreign exchange contracts	6.2	(18.1)	(19.0)	(11.9)	(7.6)
Unrealized foreign exchange (gain) loss	(7.9)	10.5	3.9	2.7	2.9
Transaction costs	—	0.1	1.4	—	1.9
Share of net loss (income) on investment in associate	5.9	1.6	(0.4)	7.5	2.3
Other expense (income)(1)	0.9	(0.4)	(358.0)	0.6	(352.5)
Adjusted EBITDA	$24.1	$43.4	$51.9	$67.2	$112.8
(1)Other expense for the three and six months ended June 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other income for the three and six months ended June 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.
Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for June 30, 2021 has been adjusted to conform with the current methodology and is different from the measure previously reported.

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$’s in millions	June 30, 2022	March 31, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Basic weighted average shares outstanding	303,684,956	302,227,870	295,027,749	303,684,956	295,027,749
Diluted weighted average shares outstanding	303,684,956	302,227,870	343,632,881	303,684,956	343,632,881
Net (loss) income attributable to Equinox Gold shareholders	$(78.7)	$(19.8)	$403.7	$(98.5)	$454.0
Add (deduct):
Non-cash share-based compensation expense (recovery)	1.3	1.3	3.8	2.5	3.6
Loss (gain) on change in fair value of warrants	39.6	18.7	(24.0)	58.2	(57.3)
Unrealized gain on gold contracts	(17.3)	(5.4)	(0.6)	(22.7)	(42.7)
Unrealized loss (gain) on foreign exchange contracts	6.2	(18.1)	(19.0)	(11.9)	(7.6)
Unrealized foreign exchange (gain) loss	(7.9)	10.5	3.9	2.7	2.9
Transaction costs	—	0.1	1.4	—	1.9
Share of net loss (income) on investment in associate	5.9	1.6	(0.4)	7.5	2.3
Other expense (income)(1)	0.9	(0.4)	(358.0)	0.6	(352.5)
Income tax impact related to above adjustments	(0.4)	(1.8)	—	(2.1)	—
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	2.4	(10.6)	(11.6)	(8.2)	(8.6)
Adjusted net (loss) income	$(47.9)	$(23.9)	$(0.8)	$(72.0)	$(4.0)
Adjusted (loss) income per share - basic ($/share)	$(0.16)	$(0.08)	$0.00	$(0.24)	$(0.02)
Adjusted (loss) income per share - diluted ($/share)	$(0.16)	$(0.08)	$0.00	$(0.24)	$(0.02)
(1)Other expense for the three and six months ended June 30, 2022 includes an $8.5 million gain related to the sale of a portfolio of royalty interests and other assets to Sandbox and $7.0 million loss related to the sale of Mercedes. Other income for the three and six months ended June 30, 2021 includes a $186.1 million gain on reclassification of investment in Solaris, $81.4 million gain on bargain purchase of Premier, $50.3 million gain on sale of partial interest in Solaris, and $45.4 million gain on the sale of the Pilar mine.
Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	June 30, 2022	December 31, 2021	June 30, 2021
Current portion of loans and borrowings	$26.7	$26.7	$26.7
Non-current portion of loans and borrowings	605.2	514.0	522.9
Total debt	631.9	540.7	549.5
Less: Cash and cash equivalents (unrestricted)	(159.7)	(305.5)	(333.9)
Net debt	$472.2	$235.2	$215.6

Management’s Discussion and Analysis For the three and six months ended June 30, 2022

ACCOUNTING MATTERS
Significant accounting policies
The accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2021.
Critical accounting estimates and judgments
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the condensed consolidated interim financial statements. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. The critical accounting estimates and judgments that have the most significant effect in the preparation of the condensed consolidated interim financial statements are consistent with those disclosed in note 4 of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the three months ended June 30, 2022, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s production and cost guidance; the Company’s ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona; the expectations for the Company’s investments in Sandbox Royalties, Solaris, i-80 Gold, Pilar Gold and Bear Creek; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advance”, “achieve”, “strategy”, “increase”, “plan”, “maintain”, “potential”, “intend”, “on schedule”, “on budget”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services; construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in

Management’s Discussion and Analysis For the three and six months ended June 30, 2022 scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox Royalties, i-80 Gold, Solaris, Pilar Gold and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Pilar Gold and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical information in this document.